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                   Claymore/Raymond James SB-1 Equity Fund
                          2455 Corporate West Drive
                            Lisle, Illinois 60532


                                                        May 15, 2006

Mr. Christian T. Sandoe
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549


       Re: Claymore/Raymond James SB-1 Equity Fund Registration Statement on Form N-2 (File Nos. 333-132314 and 811-21863)
              ----------------------------------------------------------


Dear Mr. Sandoe:

       In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Claymore/Raymond James SB-1 Equity Fund hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective at 12:00 p.m., Eastern time, on May 18, 2006 or as soon as practical thereafter.

                                     Sincerely,

                                     CLAYMORE/RAYMOND JAMES SB-1
                                     EQUITY FUND


                                     By: /s/ Nicholas Dalmaso
                                         ----------------------------
                                         Nicholas Dalmaso
                                         Chief Legal and Executive Officer

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                         [RAYMOND JAMES LETTERHEAD]




                                                        May 15, 2006



Mr. Christian T. Sandoe
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

       Re: Claymore/Raymond James SB-1 Equity Fund (the "Fund") Form N-2 Registration Statement No. 333-132314
              Investment Company Act File No. 811-21863

Dear Mr. Sandoe:

       Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), we, as underwriter, wish to advise you that the amended Registration Statement, Form N-2 as filed on April 19, 2006, and Preliminary Prospectus dated April 19, 2006, were or will be distributed during the period of April 19, 2006 through May 23, 2006 as follows: approximately 15,000 copies of the Preliminary Prospectus and a limited number of Registration Statements have or will be distributed.

       In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, the undersigned as underwriter of the offering of common shares of beneficial interest of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 12:00 p.m., Eastern time on May 18, 2006, or as soon as possible thereafter.

                                     Very truly yours,

                                     RAYMOND JAMES & ASSOCIATES, INC.


                                     /s/ Bonnie G. Bishop
                                     ----------------------------
                                     Name: Bonnie G. Bishop
                                     Title: Vice President